EXHIBIT 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Six Months Ended
	June 30, 2013	July 1, 2012
Earnings:

Income before income taxes	$616,007	$508,433

Add (deduct):

Interest on indebtedness	46,140	49,718
Portion of rents representative of the interest factor (a)	3,768	3,679
Amortization of debt expense	555	642
Amortization of capitalized interest	1,085	839
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(2,111)	(6,801)

Earnings as adjusted	$665,444	$556,510

Fixed Charges:

Interest on indebtedness	$46,140	$49,718
Portion of rents representative of the interest factor (a)	3,768	3,679
Amortization of debt expense	555	642
Capitalized interest	641	4,156

Total fixed charges	$51,104	$58,195

Ratio of earnings to fixed charges	13.02	9.56
NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.